

CORRECTED
July 23, 2014

<u>Via E-mail</u>
David Young
Chief Executive Officer
Global Medical REIT Inc.
1601 Blake Street, Suite 310
Denver, CO 80202

> **Re: Global Medical REIT Inc.**
> **Form 8-K**
> **Filed June 12, 2014**
> **File No. 333-177592**

Dear Mr. Young:

We issued comments to you on the filing referenced above on June 23, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 6, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ajay Koduri, Senior Counsel, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director